# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIASAT, INC., CIK 0000797721
CUSIP: 92552V100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001193125-24-200851
Filed by CIK 0001980512
Persons authorized to receive notices and communications: Maxime Donneau, Triton LuxTopHolding SARL, 1-3 Boulevard de la Foire, Luxembourg, Luxembourg (N4), L-1528, 352 26 86 87 30

## Reporting persons
- Triton LuxTopHolding SARL (CIK 0001980512): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,795,334; sole dispositive power 0; shared dispositive power 4,795,334; aggregate amount beneficially owned 4,795,334 (3.71% of the class)
  Comment: Calculated based on 129,119,989 shares of Common Stock outstanding as of January 24, 2025, as disclosed by Viasat, Inc. (the "Issuer") in its Quarterly Report on Form 10-Q (the "Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on February 10, 2025.
- Apax IX GP Co. Limited (CIK 0001861008): type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,795,334; sole dispositive power 0; shared dispositive power 4,795,334; aggregate amount beneficially owned 4,795,334 (3.71% of the class)
  Comment: Calculated based on 129,119,989 shares of Common Stock outstanding as of January 24, 2025, as disclosed by the Issuer in its Form 10-Q filed with the SEC on February 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VIASAT, INC.
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Comment: This Amendment No. 2 (this "Statement") amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended (the "Schedule 13D") relating to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Rule 144 Sale

On February 10, 2025, the Investor Sellers sold an aggregate of 11,250,000 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $9.00 (the "Block Sale"). The Reporting Persons sold an aggregate of 3,750,000 shares of Common Stock pursuant to the Block Sale.

The Block Sale was consummated as part of the Reporting Person's normal course evaluation of its investment. The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects to regularly review and consider alternative ways of maximizing its return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Person may acquire additional securities of the Issuer or dispose of any or all securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Item 11 and Item 13 on each of the cover pages of this Statement are incorporated herein by reference.

After giving effect to closing of the Block Sale, Triton LuxTop directly holds 4,795,334 shares of Common Stock. The shareholders of Triton LuxTop are Triton Lux EquityCo SARL and Connect Syndication L.P. Apax IX, in its capacity as ultimate general partner of the Apax IX Fund, is the sole shareholder of Triton Lux EquityCo SARL. Apax IX is also the sole shareholder of Connect Syndication GP Co. Limited, the General Partner of Connect Syndication L.P. Apax IX is the investment manager of each of Apax IX EUR L.P., Apax IX EUR Co-Investment L.P., Apax IX USD L.P. and Apax IX USD Co-Investment L.P. (together the "Apax IX Fund") and is controlled by a board of directors consisting of Elizabeth Burne, Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and Jeremy Latham.

As a result of the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act. After giving effect to the Block Sale, such "group" would beneficially own an aggregate of 22,931,334 shares of Common Stock, representing 17.76% shares of Common Stock outstanding as of January 24, 2025, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Statement (the "Other Shares" and "Other Parties," respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the "group" described herein. Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 of the cover pages of this Statement are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 above is incorporated by reference into this Item 5(c).

Pursuant to the Block Sale and the Coordination Agreement among Triton LuxTop and the Other Parties thereto, the Reporting Persons collectively sold 3,750,000 shares of Common Stock in the Block Sale for $9.00 per share. The Reporting Persons have not otherwise transacted in the Issuer's securities within the prior 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 of this Statement is herein incorporated to the Schedule 13D.

## Signatures
- Triton LuxTopHolding SARL: /s/ Maxime Donneau, /s/ Gonzague de Lhoneux, Maxime Donneau / Class A Manager, Gonzague de Lhoneux / Class B Manager (02/12/2025)
- Apax IX GP Co. Limited: /s/ Simon Cresswell, Simon Cresswell / Director (02/12/2025)